EXHIBIT 99.1

China Xiniya Fashion Limited Announces Closing of Securities Purchase Agreement

WUHAN, CHINA—December 29, 2017—China Xiniya Fashion Limited (“Xiniya” or the “Company” NYSE AMERICAN:XNY), announced today that it has completed the transactions (the “Closing”) contemplated by the Securities Purchase Agreement (the “Purchase Agreement”) with, among others, True Silver Limited, a British Virgin Islands company (“True Silver”) and Honest Plus Investments Limited, a British Virgin Islands company (“Honest Plus”), and the Share Transfer Agreement (the “Divestiture Agreement”) with Qiming Investment Limited, a British Virgin Islands company (“Qiming Investment”), on December 10, 2017.

As a result of the Closing, the Company’s core business has changed from men's fashion to micro-lending. In addition, all of the current directors and officers of the Company, with the exception of the current Chief Financial Officer, has resigned and new directors and officers have been appointed.

In connection with the closing, on December 28, 2017, the Company effected a ratio change of its American Depositary Share (“ADS”), whereby each ADS represents forty-eight ordinary shares, par value $0.00005 per share (“Shares”) of the Company rather than the current sixteen Shares represented before such ratio change. In addition, on December 27, 2017, the Company obtained approval from NYSE America LLC (“NYSE American”) to list its ADS on NYSE American. As a result, the Company has completed the transfer of the listing of its ADS from the New York Stock Exchange (“NYSE”) to the NYSE American, and the Company’s ADS trades on the NYSE American under the symbol “XNY.”

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com